UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Caladrius Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

128058203

(CUSIP Number)

September 14, 2016

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128058203	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Newhall Construction Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,271,186
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,271,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,186
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.48% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 128058203	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Mok King Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,271,186
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,271,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,186
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.48% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 128058203	Schedule 13G	Page 4 of 8

ITEM 1.	(a)	Name of Issuer:

Caladrius Biosciences, Inc., a Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Caladrius Biosciences, Inc.

106 Allen Road, Fourth Floor

Basking Ridge, New Jersey 07920

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Newhall Construction Limited.

Mok King Yu

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o Newhall Construction Ltd., Unit A, 17/F North Point Industrial Building, No 499 King’s Road, North Point, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Newhall Construction Limited is organized under the laws of Hong Kong.

Mok King Yu is a citizen of Hong Kong, China.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

128058203

ITEM 3.

Not applicable.

CUSIP No. 128058203	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of September 20, 2016, based upon 9,431,329 shares of Common Stock outstanding as of September 20, 2016.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Newhall Construction Ltd.	1,271,186	13.48%	0	1,271,186	0	1,271,186

Mok King Yu	1,271,186	13.48%	0	1,271,186	0	1,271,186

Newhall Construction Ltd. is the record holder of 1,271,186 shares of the Issuer’s Common Stock. The investment and voting decisions of Newhall Construction Ltd. are made by Mr. Mok King Yu, each of whom, in such capacity, may be deemed to beneficially own such shares. Mr. Mok King Yu disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

The 1,271,186 shares of Common Stock were acquired pursuant to a private placement purchase agreement entered into with the Issuer on September 14, 2016 pursuant to which Newhall Construction Ltd. has the right to acquire an additional 847,458 shares of Common Stock of the Issuer within ten days after the satisfaction of the certain conditions outlined in the private placement purchase agreement.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP No. 128058203	Schedule 13G	Page 6 of 8

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 128058203	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2016

Newhall Construction Limited

By:	/s/ Mok King Yu
Name: Title:	Mok King Yu Authorized Signatory

Mok King Yu

/s/ Mok King Yu
Mok King Yu, individually

CUSIP No. 128058203	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.